AMENDMENT TO THE

INVESTMENT MANAGEMENT AGREEMENT

This Amendment dated as of May 1, 2023, is to the Investment Management Agreement dated June 1, 2018, and amended May 13, 2020 (the “Agreement”) by and between FRANKLIN TEMPLETON INVESTMENTS CORP., (hereinafter referred to as the “Manager”), and TEMPLETON FUNDS (hereinafter referred to as the “Trust”), on behalf of Templeton International Climate Change Fund (the “Fund”).

WITNESSETH:

WHEREAS, both the Manager and the Trust wish to amend Paragraph 6 of the Agreement; and

WHEREAS, the Board of Trustees of the Trust, including a majority of the Independent Trustees of the Trust, approved the following amendment at a meeting called for such purpose on March 27, 2023.

NOW, THEREFORE, in consideration of the foregoing premises, the parties hereto agree that Paragraph (6) of the Agreement is removed and replaced with the following:

(6)  The Fund agrees to pay to the Manager a monthly fee in dollars at the following annual rate of the Fund’s daily net assets, payable at the end of each calendar month:

0.705% up to and including $500 million;

0.690% over $500 million up to and including $1 billion;

0.675% over $1 billion, up to and including $5 billion;

0.655% over $5 billion, up to and including $10 billion;

0.635% over $10 billion, up to and including $15 billion;

0.615% over $15 billion, up to and including $20 billion;

0.605% over $20 billion, up to and including $25 billion;

0.595% over $25 billion, up to and including $30 billion; and

0.585% over $30 billion.

The Manager may waive all or a portion of its fees provided for hereunder and such waiver shall be treated as a reduction in purchase price of its services. The Manager shall be contractually bound hereunder by the terms of any publicly announced waiver of its fee, or any limitation of the Fund’s expenses, as if such waiver or limitation were fully set forth herein.

IN WITNESS WHEREOF, this Amendment has been executed on behalf of each party as of the date set forth above.

FRANKLIN TEMPLETON INVESTMENTS CORP. By:/s/ Duane Green Duane Green Chairman, President and Chief Executive Officer	TEMPLETON FUNDS By:/s/ Lori A. Weber Lori A. Weber Vice President and Secretary